April 19, 2006
VIA Overnight Mail
Maryse Mills-Apenteng
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	XATA Corporation
Registration Statement on Form S-3
Filed on March 7, 2006
File No. 333-132246
Our File No. 16565-1
Dear Ms. Mills-Apenteng:
This letter responds to your comments set forth in correspondence dated March 31, 2006. The numbered responses correspond to the numbered comments in your letter, a copy of which is enclosed for your reference.
We have also enclosed a revised marked copy of the S-3 which reflect our responsive changes.
Selling Stockholders, Page 3
1.	Done. See revised S-3.

2.	Done. See revised S-3.

3.	Done. See revised S-3.
Where you can find more information, page 7
4.	Done. See revised S-3.

5.	Done. See revised S-3.

Maryse Mills-Apenteng
April 19, 2006

Undertakings, page 9
6.	Done. See revised S-3.
Legal Opinion
7.	Done. See revised S-3.

8.	The opinion will be re-dated to a date immediately prior to the filing of the Amendment.
Power of Attorney, page 12
9.	Done. See revised S-3.
Form 10-KSB for the fiscal year ended September 30, 2005 as amended
Form 10-QSB for the quarter ended December 31, 2005
10.	In future filings, this disclosure will be worded as follows: On ___, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in our periodic filings with the Securities and Exchange Commission.

11.	During the last quarter of the fiscal year ended September 30, 2005, there were no changes to the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial report. In future filings, this disclosure will be worded as follows:

Evaluation of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer (collective, the “Certifying Officers”) are responsible for establishing and maintaining disclosure controls and procedures for the Company. Such officers have concluded that the Company’s disclosure controls and procedures (as defined in the Exchange Act Rule 13a-15(e)) are effective to ensure that the information required to be disclosed by the Company in this report is gathered, analyzed and disclosed with timeliness, accuracy and completeness, based on an evaluation of such controls and procedures as of the end of the period covered by this report.

Maryse Mills-Apenteng
April 19, 2006

Changes in internal controls. The Certifying Officers have also indicated that there have been no changes in the Company’s internal controls over financial reporting during its fourth fiscal quarter ended September 30, 2005, that have materially affected or are reasonably likely to materially affect such controls subsequent to the date of their evaluation, and there were no corrective actions with regard to significant deficiencies and material weakness during the fourth quarter.

There were no significant changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

12.	We confirm that there were no changes to our internal control over financial reporting during the quarter ended December 31, 2005 and that we will conform our disclosures to the rule requirements in future filings.
Please contact us with your approval and/or your questions and further comments, if any.
Sincerely,
Mark E. Ties, CFO
XATA CORPORATION
Enclosure

May 22, 2006

Maryse Mills-Apenteng U.S. Securities and Exchange Commission 100 F Street NE Washington, DC 20549	VIA Overnight Mail

Re:	XATA Corporation
Registration Statement on Form S-3
Filed on April 20, 2006
File No. 333-132246
Our File No. 16565-1

Form 10-KSB for the fiscal year ended September 30, 2005, as amended
Form 10-QSB for the period ended December 31, 2005
File No. 0-21766
Dear Ms. Mills-Apenteng:
This letter is in response to your comment letter dated May 9, 2006. The captioned responses correspond to the same captioned comments in your letter.
General
1. This response letter and the response letter of April 19, 2006 will be submitted on EDGAR under the “corresp” tag with Amendment No. 2.
Undertakings, page 10
2. The other undertakings will be restored. See Amendment No. 2.
Legality Opinion
3. We confirm that the reference and limitation in the opinion to “the Minnesota Business Corporation Act” includes the statutory provisions and also all applicable provisions of the Minnesota Constitution and reported judicial decisions interpreting these laws.
Form 10-KSB for the fiscal year ended September 30, 2005, as amended

Maryse Mills-Apenteng
May 22, 2006

Form 10-QSB for the quarter ended December 31, 2005
Controls and Procedures
3.	In future filings, our disclosure will be worded as follows: On _________, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures are effective.

4. and 5.	In future filings, our disclosure will be worded as follows:
Evaluation of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer (collective, the “Certifying Officers”) are responsible for establishing and maintaining disclosure controls and procedures for the Company. Such officers have concluded that the Company’s disclosure controls and procedures (as defined in the Exchange Act Rule 13a-15(e)) are effective to ensure that the information required to be disclosed by the Company in this report is gathered, analyzed and disclosed with timeliness, accuracy and completeness, based on an evaluation of such controls and procedures as of the end of the period covered by this report.
Changes in internal controls. The Certifying Officers have also indicated that there have been no changes in the Company’s internal controls over financial reporting during its _________ fiscal quarter ended _________, that have materially affected or are reasonably likely to materially affect such controls and there were no corrective actions with regard to significant deficiencies and material weakness during the fourth quarter.
We have prepared Amendment No. 2 in response to your comments and will provide you with a marked copy of the Amendment to expedite review.
We hope that these changes fully address and resolve your comments.
Very truly yours,
XATA CORPORATION
Mark E. Ties
Chief Financial Officer